Exhibit 99.3 Form 6k -LVH November 29_ 2007

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports Third Quarter 2007 Results

Vancouver, British Columbia, November 29, 2007 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for the three and nine months ended September 30, 2007.

All financial figures are in Canadian dollars.

Q3 Progress

As a result of the recent legislative developments in the North American market and the significant potential in the Asian market, the company has focused its strategic efforts on developing a multi-player gaming platform targeted at the Asian market. The Company has turned its focus towards developing specific products for specialized markets.

The third quarter of 2007 was a building period where the Company continued to develop and build upon its core product, as well as strengthening its position to try and take advantage of certain business opportunities in Asia.  President and CEO Jake Kalpakian states, “While our Q3 numbers were impacted by such factors like the strengthening Canadian dollar, the Company made considerable progress building upon its core software product and progressing towards a couple of different unique business opportunities.

The Company incurred a loss of $1,182,671 as compared to a loss of $1,641,628 in Q2 2007 and a loss of $1,026,289 for the comparative quarter in 2006.

Mr. Kalpakian continues, “The progress we made this quarter building our product and advancing certain relationships should hopefully bode well for the future.  We have continued to build a stronger foundation both in terms of product and relationships which we believe will serve the Company’s best interests in the not so distant future.

Revenues

The Company’s third quarter generated revenue from continuing operations for the three month period ended September 30, 2007 was $292,973, as compared to $126,428 in the second quarter of 2007.   Revenue from continuing operations for the year ago period was $nil due to the sale of the APGN and the re-classification of the APGN operations to discontinued operations.

Interest income in Q3 was $73,870 as compared to $81,678 in Q2 and $10,375 for the comparative quarter in 2006.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Nine Months Ended September 30

(Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	$292,973	$0	$1,337,764	$0

OPERATING EXPENSES
Sales & Marketing	88,340	58,470	318,230	341,044
General & Administrative	256,519	288,675	942,431	944,837
Research, Development & Support	565,753	605,083	1,926,054	1,605,151
	910,612	952,228	3,186,715	2,891,032

EARNINGS BEFORE INTEREST, TAXES, AND AMORTIZATION	(617,639)	(952,228)	(1,848,951)	(2,891,032)

Amortization	68,231	365,982	196,073	663,650
Stock based compensation	219,204	13,852	655,786	97,271
Bank charges, interest and foreign
exchange	352,155	4,248	865,507	90,150

LOSS BEFORE OTHER ITEMS	(1,257,229)	(1,336,310)	(3,566,317)	(3,742,103)

Other items
Interest income	73,870	10,375	238,919	37,307
Gain on settlement of debt	688	0	142,793	0
Write up/(down) of marketable securities	0	(37,086)	0	(78,213)
	74,558	(26,711)	381,712	(40,906)

NET LOSS BEFORE
DISCONTINUED OPERATIONS	(1,182,671)	(1,363,021)	(3,184,605)	(3,783,009)

Earnings from discontinued operations	0	336,732	0	2,218,347

NET LOSS FOR THE PERIOD	(1,182,671)	(1,026,289)	(3,184,605)	(1,564,662)

Deficit, beginning of period	(25,373,756)	(19,316,767)	(23,371,822)	(18,778,394)

Deficit, end of period	(26,556,427)	(20,343,056)	(26,556,427)	(20,343,056)
Weighted average number of
shares	101,427,887	97,211,825	101,427,887	97,211,825
Net and fully diluted loss
per common share	(0.01)	(0.01)	(0.03)	(0.02)

LVFH’s financial statements for the quarter ended September 30, 2007 are available on SEDAR at www.sedar.com.

Outlook

Going forward, the Company will continue to concentrate on the further development of its software by adding new games and features, and licensing its Asian Multiplayer Software Platform (“AMSP”) to third parties as well as exploring other different yet related business structures and opportunities.

About Las Vegas From Home.Com Entertainment Inc.

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games. The gaming and entertainment operations are carried on by MTV. The principal revenues of MTV are from licensing fees and royalties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com